INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

VIA EDGAR

January 17, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Institutional Financial Markets, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed December 11, 2013

File No. 333-191887

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”), this letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 7, 2014, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-3, which was filed by the Company with the Commission on December 11, 2013. To assist your review of our response to the comment set forth in the Staff’s letter, we have set forth below in full the comment contained in the letter, together with our response. Concurrent with the filing of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-191887) via EDGAR. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Registration Statement.

Exhibit 5.1

1. Please have counsel revise to opine that the Rights are and will be binding obligations of the Company.

Company Response:

Counsel to the Company has revised the opinion to opine that the Rights are and will be binding obligations of the Company.

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If you have any questions regarding the foregoing, please feel free to contact me at (215) 701-9555.

January 17, 2014

Sincerely,

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer & Treasurer